

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 30, 2008

<u>Via U.S. Mail and Facsimile</u>

Remo Reale, Vice President
BP Prudhoe Bay Royalty Trust
c/o The Bank of New York, Trustee
101 Barclay Street
New York, NY 10286

> **Re:** **BP Prudhoe Bay Royalty Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **File No. 1-10243**

Dear Mr. Reale:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

The Prudhoe Bay Unit and Field, page 14

1.   In footnotes a and b you indicate that the Trust's share of oil and condensate
        production is based on BP Alaska's ownership in the oil rim and gas cap and
        subsequent decreases in BP Alaska's participation does not affect calculation of
        Royalty Production from the BP Working interests. With a view towards
        disclosure, please clarify that if BP Alaska's equity interest in either the oil rim or
        gas cap changes, the Royalty Production based on the revised BP Working
        Interests would experience a similar change. In addition, please disclose any
        material equity changes have occurred since initiation of the Trust that has revised
        amounts of Royalty Production.

Reserve Estimates, page 18

2.   Please enhance your disclosure to provide a sensitivity analysis of reserves to
        WTI prices. It appears such analysis would provide meaningful disclosure as the
        oil prices have been volatile and may be unsustainable at these levels and the
        Chargeable Costs are fixed amounts specified in the Conveyance.

Supplemental Reserve Information, page 45

3.   Please disclose the volume of proved developed reserves at the beginning and end
        of each year pursuant to paragraph 10 of SFAS 69.

4.   Please provide appropriate explanations for significant reserve changes as shown
        in the table of reserve changes from year to year. Please see paragraph 11 of
        SFAS 69.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Chris White, Branch Chief at (202) 551-3461 or Jim Murphy, Petroleum Engineer at (202) 551-3703 with any questions on the engineering comments. Please contact Sean Donahue at (202) 551-3579 or, in his absence, Mellissa Campbell Duru at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Richard Bourgerie (212) 238-3100